APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Local Hand

Balance Sheet

As of June 28, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
The Local Hand - Checking	4,238.13
Total Bank Accounts	**$4,238.13**
Total Current Assets	**$4,238.13**
TOTAL ASSETS	**$4,238.13**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening balance equity	4,238.13
Retained Earnings	0.00
Net Income	0.00
Total Equity	**$4,238.13**
TOTAL LIABILITIES AND EQUITY	**$4,238.13**

I, Michaela Flatley, certify that:

1. The financial statements of The Local Hand LLC included in this Form are true and complete in all material respects; and
2. The tax return information of The Local Hand LLC has not been included in this Form as The Local Hand LLC was formed on 02/02/2023 and has not filed a tax return to date.

Signature *Michaela Flatley*

Name: Michaela Flatley

Title: Owner